SEC Mail Processing Section MAR 01 2018 Washington DC 415

18005238

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-37303 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMDEN FINANCIAL SERVICES

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Cabrillo Park Dr., Suite 305
(No. and Street)

| Santa Ana | CA | 92701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri — 818-481-7641
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

| 3501 Jamboree Road, Suite 540 | Newport Beach | CA | 92660 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OM

## OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMDEN FINANCIAL SERVICES, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Financial and Operations Principal

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

*Signature of Document Signer No. 1* | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to ~~(or affirmed)~~ before me on this 27th (*Date*) day of February (*Month*), 2018 (*Year*), by

(1) Luigi Ucciferri

~~(and (2) ____________ ),~~

*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Kathleen A. Espinoza
*Signature of Notary Public*

KATHLEEN A. ESPINOZA
Commission # 2130417
Notary Public - California
Ventura County
My Comm. Expires Oct 16, 2019

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Audited Report Document Date: Undated

Number of Pages: 20 Signer(s) Other Than Named Above: no other signers

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder
Camden Financial Services

We have audited the accompanying financial statements of Camden Financial Services (the "Company"), which comprise of the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | | $118,139 |
| Total Assets | | $118,139 |
| **LIABILITIES AND STOCKHOLDERS EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | | $600 |
| Total liabilities | | 600 |
| Stockholder's Equity | | |
| *Common stock, no par value,* Authorized 1,000,000 shares; issued and outstanding 10,000 shares | 10,000 | |
| Paid in capital | 31,430 | |
| Retained earnings | 76,109 | |
| Total stockholder's equity | | 117,539 |
| Total liabilities and stockholder's equity | | $118,139 |

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and concessions | | $4,074,231 |
| Retainers | | 191,700 |
| Other income | | 3,000 |
| Total revenues | | 4,268,931 |
| Expenses: | | |
| Commissions | 3,915,615 | |
| Retainer expense | 182,448 | |
| Registration fees | 15,852 | |
| Consulting fees | 6,221 | |
| Other expenses | 41,027 | |
| Total expenses | | 4,161,163 |
| Income before income taxes | | 107,768 |
| Income taxes | | 800 |
| Net income | | $ 106,968 |

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

| | Common Stock | Additional paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, beginning of year | $10,000 | $31,430 | ($31,659) | $9,771 |
| Capital Contributions | - | - | - | - |
| Net income for the year ended December 31, 2017 | - | - | 106,968 | 106,968 |
| Balance end of year | $10,000 | $31,430 | $75,309 | $116,739 |

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $106,968 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Decrease in commissions and other payables | (426) | |
| Total adjustments | | (426) |
| Net cash flows provided by operating activities | | 106,942 |
| Net increase in cash | | 106,942 |
| Cash at beginning of year | | 10,797 |
| Cash at end of year | | $117,739 |

The accompanying notes are an integral part of these financial statements

CAMDEN FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

(1) Summary of Significant Accounting Policies

Nature of Business

Camden Financial Services ("the Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Santa Ana, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company is engaged in business as a securities broker-dealer that provides several classes of services, including sales of mutual funds, limited partnership interests, merger and acquisition advisory services, and the private placement of securities.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. 100% of the ownership of the Company was transferred to new ownership in 2017.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Uses of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Revenue Recognition

The Company receives commissions in accordance with terms stipulated in its sales agreements with investment companies. Commissions are recognized as earned when the transactions are closed per the agreements.

Receivables generated each month as a result of mutual fund transactions are recognized on the balance sheet at month end.

Major Customers/Suppliers

During the year ended December 31, 2017, the Company received approximately 87% of its revenues from one individual client.

Income Taxes

Income tax expense consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | - | - | - |
| California | $800 | - | $800 |
| Total | $800 | - | $800 |

The Company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing temporary differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ending December 31, 2017.

The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for up to three and four years, respectively, after filing.

(2) Net Capital

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ratio of indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2017, the net capital ratio was .005 to 1 and the net capital was $117,539 which exceeded the required minimum by $112,539.

(3) Leases

The Company currently occupies office facilities under a three year lease agreement which expires October 31, 2018. The remaining minimum future lease payments under this lease are as follows:

| Year End December 31 | Amount |
|---|---|
| 2018 | $2,100 |

Rent Expense for the year ended December 31, 2017 was $2,520. The Company terminated its existing office lease in February 2018 and will move its offices to 100 Wilshire Blvd., Suite 1200, Santa Monica, CA 90401.

(4) Subsequent Events

Management has evaluated subsequent events including transactions occurring after year end through the date the financial statements were available for issuance which was February 28, 2018. No transactions or events were found that were material to require recognition in the financial statements.

CAMDEN FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2017

| | |
|---|---|
| Total equity from statement of financial condition | $117,539 |
| Less: non-allowable assets | 0 |
| Net Capital | $117,539 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 40 |
| Minimum dollar net capital | $5,000 |
| Net capital requirement (greater of above) | $5,000 |
| Excess net capital | $112,539 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Total liabilities (aggregate indebtedness) | $ 600 |
| Ratio of aggregate indebtedness to net capital | .005 to 1 |
| Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d) | N/A |

CAMDEN FINANCIAL SERVICES
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2017

| | |
|---|---|
| Net Capital as reported in unaudited Focus Report Part IIA | $117,539 |
| Adjustment: | |
| Accounts Payable | (800) |
| Net capital as reported in audited financial statements | $116,739 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. The difference is not material. As such, the Company is in compliance with the minimum net capital requirement.

CAMDEN FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS

PURSUANT TO RULE 15C3-3

DECEMBER 31, 2017

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CAMDEN FINANCIAL SERVICES
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2017

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder
Camden Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Camden Financial Services (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

CAMDEN FINANCIAL SERVICES
Exemption Report

DECEMBER 31, 2017

Camden Financial Services does not claim an exemption from SEC Rule 15c3-3.

While it does not hold customer funds or securities, it does not fit into one of the exemptive provisions of the rule.

Its business falls into a limited business category described in SEC Release 34-70073 in that it operates a mutual fund and private placement business on a subscription basis.

Louie Ucciferri
Financial and Operations Principal

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors and Stockholder
Camden Financial Services

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Camden Financial Services (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

**SIPC-7**

(35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3049********************MIXED AADC 220
37303 FINRA DEC
CAMDEN FINANCIAL SERVICES
515 N CABRILLO PK STE 305
SANTA ANA, CA 92701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Nocifera 818-481-7641

2. A. General Assessment (item 2e from page 2) $ 6,403

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 151 )

7-12-17
Date Paid

C. Less prior overpayment applied ( ~~6,252~~ )

D. Assessment balance due or (overpayment) 6,252

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,252

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,252

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAMDEN FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19th day of January, 2018.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,268,931

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,268,931

2e. General Assessment @ .0015 $ 6,403.

(to page 1, line 2.A.)